REXAM

RECEIVED

2006 NOV -7 P 1:43

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Office of International Finance
Mail Stop 3-4
Securities & Exchange Commission
450 5th Street NW
Washington DC 20549
USA



DIRECT
TEL 020 7227 4132
FAX 020 7227 4139

31 October 2006

SUPPL

FILE NO. 82-3

Dear Sirs

Rexam PLC

The enclosed material is furnished pursuant to Rule 12g3-2(b) on behalf of Rexam PLC, File number 82-3.

Yours faithfully

Jennifer Smith
Deputy Company Secretary

PROCESSED
NOV 13 2006
THOMSON FINANCIAL

REXAM PLC
4 MILLBANK
LONDON SW1P 3XR
UNITED KINGDOM
TEL +44 (0)20 7227 4100
FAX +44 (0)20 7227 4109
www.rexam.com

FILE 82-3

Latest News

27 October 2006

Rexam appoints new non executive director

Rexam, the global consumer packaging company and the world's leading beverage can maker, announces that Wolfgang K. Meusburger is to join the Rexam Board as an independent non executive director on 1 December 2006.

Wolfgang has many years experience of the fast moving consumer goods industry. He has worked in senior positions for international companies such as Mars Group, Unilever and Schöller Holding and was the CEO of Tchibo, the food and retail group, from 1996 to 2001. He now acts as an advisor on management issues and business development and sits on the board of a number of international consumer goods companies based in Europe.

Wolfgang, who is 52, is an Austrian national. He studied business administration at the University of St Gallen, majoring in marketing.

Commenting on the appointment, Rolf Börjesson, Rexam's chairman, said: "Wolfgang's experience of the FMCG business and his understanding of how to develop businesses will be great assets to the Board and our Group as we pursue our strategy for growth and focus our efforts on being a market driven, innovative consumer packaging company."

Enquiries +44 20 7227 4100
Lars Emilson, Chief Executive
David Robbie, Finance Director

Financial Dynamics +44 20 7269 7291
Richard Mountain

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Latest News

FILE 82-3

26 October 2006

Block Listing Application

A block listing application has been made for 2,500,000 ordinary shares of $64^2/_7$ pence each in the Company to be admitted to the Official List of the UK Listing Authority and to trading on the London Stock Exchange. The shares will be issued fully paid and will rank pari passu in all respects with the existing issued ordinary shares of the Company.

These shares will be issued pursuant to the allotment of shares through the following Company share option schemes:

Executive Share Option Scheme 1997 2,150,000 shares
Savings Related Share Option Scheme 1997 350,000 shares

Copies of this announcement are available for inspection during the next two business days from:

Hoare Govett Limited
250 Bishopsgate
London EC2M 4AA

up to and including 14 days from the date thereof.

Enquiries
David Gibson
Company Secretary
020 7227 4100

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FILE 82-3

25 October 2006

Rexam divestments in European Food and Beverage Plastics businesses

Rexam, the global consumer packaging company and the world's leading beverage can maker, announces that it has divested its Food Plastics operations in Yate in the UK, Lidköping in Sweden and Stilling in Denmark, for a total consideration of £25m including debt assumed. The businesses had combined sales of £67m in 2005 and net assets of £27m, including capitalised goodwill. The proceeds will be used to pay down borrowings.

Going forward, Rexam will focus its Food Plastics operation on developing a global business in the higher margin, faster growing market for high-barrier containers. Rexam has pioneered this type of product in the US and has more than half of the US market for them. Rexam's operation at Deeside in the UK will be developed to service European customers' growing demand for these containers.

Rexam also announces that it has started the process to sell its refillable PET bottle operation, Rexam Petainer, which is based in Sweden and the Czech Republic. It is a regional business focused on the Scandinavian and German markets. It has a minor position in the overall plastic bottle market and the company believes that it would be better to focus resources on segments that more closely fit its global strategy. In 2005, the business delivered sales of £34m.

Enquiries +44 20 7227 4100
Lars Emilson, Chief Executive
David Robbie, Group Finance Director

Financial Dynamics +44 20 7269 7291
Richard Mountain

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GLE 82-3

Latest News

16 October 2006

Conversion of preference shares and listing of new ordinary shares

Rexam, the global consumer packaging company and the world's leading beverage can maker, confirms that further to the announcement released at 11.45am on 12 October 2006, pursuant to the conversion of 69,331,279 7.75 pence convertible cumulative preference shares of 128 4/7 pence each, 25,943,764 new ordinary shares of 64 2/7 pence each in the Company will be admitted to the Official List of the UK Listing Authority and to trading on the London Stock Exchange at 8.00am today.

Enquiries
David Gibson, Company Secretary +44 20 7227 4100

Financial Dynamics
Richard Mountain +44 20 7269 7291

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FILE 82-3

Latest News

11 October 2006

Additional Listing

A listing application has been made for up to 25,950,000 new ordinary shares of $64^{2}/_{7}$ pence each in the Company to be admitted to the Official List of the UK Listing Authority and to trading on the London Stock Exchange. The shares will be issued fully paid and will rank pari passu in all respects with the existing issued ordinary shares of the Company.

These shares will be issued pursuant to the conversion of 69,331,279 7.75 pence convertible cumulative preference shares of $128^{4}/_{7}$ pence each, the listing for which will be cancelled concurrent with the commencement of dealings in the new ordinary shares.

Copies of this announcement are available for inspection during the next two business days from:

Hoare Govett Limited
250 Bishopsgate
London EC2M 4AA

up to and including 14 days from the date thereof.

Enquiries
David Gibson
Company Secretary 020 7227 4100

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investors

AKE 82-3

Latest News

06 October 2006

Rexam announces shareholder approval of early conversion of preference shares

Rexam, the global consumer packaging company and the world's leading beverage can maker, confirms that at the Extraordinary General Meeting and the separate Class Meeting held on 5 October 2006, shareholders approved the proposal to convert 69.3 million 7.75 pence Convertible Cumulative Preference Shares of $128^{4}/_{7}$p each (Preference Shares) to approximately 25.9 million New Ordinary Shares of $64^{2}/_{7}$p each (New Ordinary Shares).

As a consequence, holders of Preference Shares will receive 0.3742 fully paid New Ordinary Shares for each Preference Share held on the record date of 13 October 2006. It is expected that dealings in the New Ordinary Shares will commence at 8.00am on 16 October 2006 at which time the listing of the Preference Shares will be cancelled.

Enquiries +44 20 7227 4100
David Robbie, Group Finance Director
Jon Drown, Director Group Treasury

Financial Dynamics +44 20 7269 7291
Richard Mountain

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FILE 82-3

Latest News

03 October 2006

Rexam announces enhanced conversion rate for proposed early conversion of preference shares

Rexam, the global consumer packaging company and the world's leading beverage can maker, confirms that the final calculation of the enhanced conversion rate for the proposed early conversion of the 7.75 pence Convertible Cumulative Preference Shares of $128^4/_7$p each (Preference Shares) is 0.3742 New Ordinary Shares of $64^2/_7$p each (New Ordinary Shares) for each Preference Share.

On 12 September 2006 the Company announced its intention to request approval for the early conversion of the Preference Shares. A circular was posted to shareholders explaining the proposal and giving notice of an Extraordinary General Meeting of Ordinary and Preference Shareholders and a separate Class Meeting of Preference Shareholders on 5 October 2006 at 4.00pm and 4.15pm respectively.

If the proposal is approved by Shareholders at the meetings on 5 October 2006, holders of Preference Shares will receive 0.3742 fully paid New Ordinary Shares for each Preference Share.

A copy of the circular and the conversion schedule is available on the Company's website (www.rexam.com/prefcon).

Enquiries
David Robbie, Group Finance Director +44 20 7227 4100

Financial Dynamics
Richard Mountain +44 20 7269 7291

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